SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

December 3, 2003

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2003
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

CITY FIDO TAKES TO THE STREETS OCTOBER 9 IN GREATER VANCOUVER
Microcell launches the first home and mobile service in Canada

Montréal, October 6, 2003 - Microcell Solutions Inc., the national provider of Personal Communications Services (PCS) under the Fido® brand name, today announced the upcoming launch of City Fido™, the true alternative to traditional wireline telephone service.

“Since its inception, Microcell has pursued a path of innovation and built new ways for Canadians to use wireless technology as their preferred everyday communications tool,” stated André Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc. “Our vision has always been to give Canadians an alternative to traditional wireline telephone service, and City Fido does just that. This new initiative is supported by various market studies that indicate that a growing number of people are now ready to go completely wireless, and Microcell is proud to be spearheading this new category of service in Canada. It’s an enormous leap forward for our company and a critical stage in the evolution of Canada’s wireless industry.”

For a price comparable to that of their current local service, customers can now have a home phone that is also a mobile phone. Attractively priced at $40 per month, City Fido provides unlimited anytime local calling in the Greater Vancouver area. As with Fido Service, customers receive a number of Included Services, such as Call Waiting, Call Forwarding and Conference Call. Other valuable services, such as Text Messaging, Call Display, Voice Messaging, long distance, mobile Internet and data transmission, national roaming on Fido’s network and international roaming in 139 countries, are also available at affordable prices with City Fido.

In addition, the vast majority of customers will have the option of transferring their existing home or single-line business phone number to their City Fido service and keeping their white pages directory listing, while enjoying the benefits of a fully mobile service. In fact, Microcell is the first and currently the only wireless company in North America to offer Local Number Portability. Customers will also retain access to 911 emergency service and 411 directory assistance.

“More than just another airtime package or service bundle, City Fido is a completely new category of wireless service and the first of its kind in Canada. This fully integrated service adapts perfectly to the needs and lifestyles of single urbanites, young professionals, students, SOHOs, and anyone who wants to add the benefit of mobility and larger local calling area to their local phone service,” said Alain Rhéaume, President and Chief Operating Officer of Microcell Solutions. “It’s one phone, one number, one bill, and the only phone service they’ll ever need.”

City Fido includes unlimited local calling throughout the entire Lower Mainland of British Columbia, covering a larger Local Calling Area than the incumbent telephone company. A 25¢ fee for 911 emergency service is added to the monthly service charges. A one-time $50 management fee applies upon activation. There are no additional or recurring charges for system access, white pages listing, or phone number transfer.

Customers in Greater Vancouver can subscribe to City Fido starting October 9 by visiting any Fido corporate or retail partner location, or by calling 1 888 481‑FIDO (3436). Full details and conditions will also be available as of October 9 at www.cityfido.ca.

About Microcell Solutions Inc.

Microcell Solutions Inc. is a national provider of Personal Communications Services (PCS) under the Fido brand name. The Company offers a wide range of wireless voice and high-speed data communications products and services to over one million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbol MT. For more information, visit www.fido.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.
City Fido is a trademark of Microcell Solutions Inc.

For more information:

Media:
Claire Fiset
514 992-1368
claire.fiset@microcell.ca

Colin Macrae
604 618-2294
colin.macrae@microcell.ca